UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

AXAR ACQUISITION CORP.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

05455L106
 (CUSIP Number)

Ricardo Mosquera
1330 Avenue of the Americas, Sixth Floor
New York, NY 10019
(212) 356-6137
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 05455L106	Page 2 of 12 Pages

1.	Names of Reporting Persons. AXAR CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	7,297,827 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	7,297,827 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,827 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 85.8% (2)
14.	Type of Reporting Person: IA

1.  This figure excludes (i) 6,550,000 Shares (as defined herein) underlying Private Placement Warrants (as defined herein) that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination (as defined herein) and (ii) 675,000 Shares underlying Public Warrants (as defined herein) that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding, which is the sum of (i) 2,506,111 Public Shares (as defined herein) outstanding on October 7, 2016 and (ii) 6,000,000 Founder Shares (as defined herein).

SCHEDULE 13D

CUSIP No.: 05455L106	Page 3 of 12 Pages

1.	Names of Reporting Persons. AXAR GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	7,297,827 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	7,297,827 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,827 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 85.8% (2)
14.	Type of Reporting Person: OO, HC

1.  This figure excludes (i) 6,550,000 Shares underlying Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination and (ii) 675,000 Shares underlying Public Warrants that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding, which is the sum of (i) 2,506,111 Public Shares outstanding on October 7, 2016 and (ii) 6,000,000 Founder Shares.

SCHEDULE 13D

CUSIP No.: 05455L106	Page 4 of 12 Pages

1.	Names of Reporting Persons. ANDREW AXELROD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	7,297,827 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	7,297,827 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,827 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 85.8% (2)
14.	Type of Reporting Person: IN, HC

1.  This figure excludes (i) 6,550,000 Shares underlying Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination and (ii) 675,000 Shares underlying Public Warrants that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding, which is the sum of (i) 2,506,111 Public Shares outstanding on October 7, 2016 and (ii) 6,000,000 Founder Shares.

SCHEDULE 13D

Page 5 of 12 Pages

Item 1.                   Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.0001 par value per share (the “Shares”), of Axar Acquisition Corp., formerly known as AR Capital Acquisition Corp. (the “Issuer” or the “Company”), whose principal executive offices are located at 1330 Avenue of the Americas, Sixth Floor New York, NY  10019.

Item 2.                   Identity and Background

(a-c) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.  Axar Capital Management, LP (“Axar Capital”);

2.  Axar GP, LLC (Axar GP”); and

3.  Andrew Axelrod, (“Mr. Axelrod”).

This Schedule 13D relates to Shares, including both Public Shares and Sponsor Shares (as defined herein), and Private Placement Warrants held directly by Axar Master Fund, Ltd., a Cayman Islands exempted company (the “Axar Fund”), and a separately managed account (the “Managed Account”).  Axar Capital serves as investment manager to the Axar Fund. Axar GP is the sole general partner of Axar Capital. Mr. Axelrod is the sole member of Axar GP and is the managing partner, portfolio manager and majority control person of Axar Capital.  In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Shares reported herein.  The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act.

 The address of the principal business office of each of Axar Capital, Axar GP and Mr. Axelrod is 1330 Avenue of the Americas, Sixth Floor New York, NY  10019.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Axar Capital is a Delaware limited partnership.  Axar GP is a Delaware limited liability company.  Andrew Axelrod is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein.

In consideration for the transfer of the Sponsor Shares and Private Placement Warrants described further in Item 4 herein, the Reporting Persons paid $10 on the date of the Closing (as defined herein) and agreed to pay $1,000,000 upon closing of the Company’s initial Business Combination.  The funds used for the purchase of the Sponsor Shares and Private Placement Warrants were derived from general working capital of the Axar Fund.

SCHEDULE 13D

Page 6 of 12 Pages

The Reporting Persons also paid $13,500,000 to acquire 1,350,000 Public Shares in a private transaction, as described in Item 6 herein.  The funds used for the purchase of these Public Shares were derived from general working capital of the Axar Fund and the Managed Account.

Item 4.                   Purpose of Transaction

On September 16, 2016, the Axar Fund entered into an agreement (as amended by the First Amendment to Agreement dated September 27, 2016, the “Agreement”) with the Issuer and AR Capital, LLC, then-sponsor of the Issuer (“AR Capital”), pursuant to which the Axar Fund agreed to purchase from AR Capital (i) 5,947,827 Shares (“Sponsor Shares”) that were issued to AR Capital prior to the Company’s initial public offering (the “IPO”) and (ii) 6,550,000 warrants to purchase Shares that were issued to AR Capital concurrently with the IPO (“Private Placement Warrants”), in exchange for (a) $10.00 cash to be paid at the closing of the transactions contemplated by the Agreement (the “Closing”) and (b) an additional amount of cash upon the Company’s closing of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”) equal to 2.5% of the amount of cash held in the Company’s trust account established in connection with the IPO (the “Trust Account”) immediately following (x) the completion of any and all redemptions of Shares in connection with the approval by the Company’s stockholders of the Extension (as defined below) (“Extension Redemptions”) and (y) the payment of the Cash Dividend (as defined below), if any, provided that such additional amount of cash shall not be less than $1,000,000 nor more than $2,500,000.

 The Closing was subject to a number of conditions, including (among other conditions) that the Company obtain the requisite approval of its stockholders generally to: (i) extend the date by which the Company must complete a Business Combination from October 7, 2016 to (i) October 1, 2017 or (ii) December 31, 2017 if, prior to October 1, 2017, the Company publicly discloses that an extension past October 1, 2017 will not prevent the Company from maintaining the listing of its securities on The Nasdaq Capital Market (the “Extension”); (ii) change the name of the Company from “AR Capital Acquisition Corp.” to “Axar Acquisition Corp.” (the “Name Change”); (iii) to extend the date by which the trustee must commence liquidating the Trust Account if the Company has not consummated a Business Combination from October 7, 2016 to (i) October 1, 2017 or (ii) December 31, 2017 if, prior to October 1, 2017, the Company publicly discloses that an extension past October 1, 2017 will not prevent the Company from maintaining the listing of its securities on The Nasdaq Capital Market (the “Trust Extension Amendment”); (iv) to permit the withdrawal of funds to pay the Extension Redemptions and to pay the Cash Dividend (the “Trust Withdrawal Amendment”); (v) to effect a reverse stock split of the Shares (the “Reverse Split”), only if greater than 10,000,000 Shares initially sold as part of the units in the IPO (the “Public Shares”) remain outstanding immediately after the completion of any Extension Redemptions, using a ratio which will have the effect of reducing the total number of Public Shares to 10,000,000; and (vi) to permit the withdrawal of funds from the Trust Account (the “Withdrawal Amendment”) to pay a dividend on the outstanding Shares in an amount per Public Share equal to (a) the amount of cash in the Trust Account in excess of $100,000,000 after giving effect to all Extension Redemptions, if any, divided by (b) 10,000,000 (the “Cash Dividend”).

The Closing was also subject to the Company obtaining the requisite approval of holders of its outstanding warrants included as part of the units sold in the IPO (“Public Warrants”) to amend the warrant agreement (i) to provide for the conversion of all of the 12,000,000 outstanding Public Warrants into the right to receive $0.15 per Public Warrant, payable in cash or Shares (valued at $10.00 per Share), at the discretion of the Company, automatically upon the consummation of a Business Combination, and (ii) to increase the exercise price of the Private Placement Warrants from $11.50 to $12.50 (subject to further adjustment as provided therein) (the “Warrant Amendment” and together with the Extension, the Name Change, the Trust Extension Amendment, the Trust Withdrawal Amendment, the Reverse Split and the Withdrawal Amendment, the “Company Actions”).  The Private Placement Warrants and the new warrants to be issued in connection with the Warrant Dividend (as defined below) will not be automatically converted into cash or Shares upon the consummation of a Business Combination.

SCHEDULE 13D

Page 7 of 12 Pages

In addition, the Closing was subject to (i) the condition that that there be at least $25 million in the Trust Account after giving effect to the Company Actions and Extension Redemptions and (ii) other customary closing conditions.

On October 6, 2016, the Company held a special meeting of stockholders and a special meeting of public warrantholders.  During the special meetings, the Company received the requisite approval of its stockholders and warrantholders for each of the Company Actions.  Following the completion of the Extension Redemptions, only 2,506,111 Public Shares remaining outstanding.  As a result, certain Company Actions that were approved by Company stockholders, including the Reverse Split, Withdrawal Amendment and the Trust Dividend Withdrawal Amendment, were not (and will not be) effected.

The Closing occurred on October 7, 2016.

Pursuant to the Agreement, upon approval of the Company Actions and the occurrence of Closing, the Axar Fund has agreed to loan to the Company (i) on January 1, 2017 and on the first business day of each of the following three fiscal quarters commencing thereafter (or the two fiscal quarters following January 1, 2017 if the Extension is October 1, 2017), an amount equal to the lesser of (a) $250,000.00 and (b) $0.05 multiplied by the number of outstanding Public Shares following the completion of the Company Actions and Extension Redemptions (collectively, the “Trust Loans”), the proceeds of which will be deposited by the Company into the Trust Account, and (ii) up to $2,000,000 to satisfy (in the discretion of the Company) the Company’s working capital and other expenses (together with the Trust Loans, the “Loans”).  Based on the 2,506,111 Public Shares outstanding following the completion of the Company Actions and Extension Redemptions, the value of the Trust Loans is approximately $125,300.

Also pursuant to the Agreement, the Axar Fund has agreed to forfeit to the Company for zero consideration upon the consummation of a Business Combination a number of Sponsor Shares equal to the excess (if positive) of (a) 6,000,000, over (b) 25% of the sum of (i) the 2,506,111 Public Shares outstanding following the completion of the Company Actions and Extension Redemptions, plus (ii) the excess of (x) the total number of Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of such Business Combination, excluding any Shares or equity-linked securities exercisable for or convertible into Shares issued, or to be issued, to any seller in such Business Combination or to the Axar Fund and its affiliates, over (y) the total number of Public Shares redeemed in connection with such Business Combination.  In addition, the Axar Fund has agreed to forfeit to the Company for zero consideration upon the consummation of a Business Combination a percentage of Private Placement Warrants equal to the percentage of Sponsor Shares required to be forfeited pursuant to the preceding sentence.

Also pursuant to the Agreement, the Axar Fund has agreed to commit to purchase at least $100 million of additional Shares in connection with a Business Combination, at a price per share of $10.00.

On October 7, 2016, following completion of the Company Actions and the Extension Redemptions, the Company declared a dividend payable to stockholders of record on October 11, 2016 in the form of one-half of one warrant, where each whole warrant entitles the holder to purchase one Share at an exercise price of $12.50 per share (the “Warrant Dividend”).  Such warrants were issued on October 17, 2016, and will be exercisable beginning on the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.  The Reporting Persons received 675,000 Public Warrants in connection with the Warrant Dividend.

Under the Agreement, the Axar Fund agreed to waive its right to receive the Cash Dividend (if any) and the Warrant Dividend with respect to the Sponsor Shares transferred to it and any rights or adjustments to its Private Placement Warrants under the warrant agreement in respect of the Cash Dividend (if any) and

SCHEDULE 13D

Page 8 of 12 Pages

Warrant Dividend.  In connection with the waiver of its right to receive the Warrant Dividend, the Axar Fund, along with certain independent directors of the Company, entered into a Dividend Waiver Letter.

The Agreement provides that the Sponsor Shares transferred to the Axar Fund at the Closing will continue to be subject to the securities escrow agreement that was entered among the Company, the initial holders of the Sponsor Shares and Continental Stock Transfer & Trust Company, as escrow agent, in connection with the IPO.  Towards that end, in connection with the Closing, the Axar Fund entered into an escrow letter agreement (the “Escrow Letter Agreement”).

Also in connection with the Closing, the Axar Fund entered into a letter agreement (“Letter Agreement”) with the Company in substantially the form as was entered into by AR Capital and the Company’s current directors and officers in connection with the IPO, pursuant to which the Axar Fund agreed to be, subject to certain exceptions and limitations, liable to the Company if and to the extent any claims by a vendor for services rendered (other than the Company’s independent public accountants) or products sold to the Company, or a prospective target business with which the Company has entered into an acquisition agreement, reduce the amount of funds in the Trust Account.  Pursuant to the Letter Agreement, the Axar Fund has agreed not to transfer, assign, sell or release the Sponsor Shares from escrow until one year after the date of the consummation of a Business Combination or earlier if, subsequent to a Business Combination, (i) the last sale price of the Company’s Shares equals or exceeds $12.00 per Share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of a Business Combination or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their Shares for cash, securities or other property.  The Axar Fund has also agreed not to transfer the Private Placement Warrants, or Shares underlying such warrants, until 30 days after the completion of a Business Combination.

Also in connection with the Closing, the Axar Fund entered into a joinder to the registration rights agreement (the “Joinder”), pursuant to which it became a party to the registration rights agreement that AR Capital entered into with the Company in connection with the IPO (the “Registration Rights Agreement”), which provides for certain registration rights in respect of the Sponsor Shares and Private Placement Warrants.

Finally, pursuant to the Agreement, upon the Closing, (i) Andrew Axelrod, the Founder, Managing Partner and Portfolio Manager of Axar Capital, was appointed Chief Executive Officer and Executive Chairman of the Company, and (ii) Lionel Benichou, Director of Finance and Controller at Axar Capital, was appointed Chief Financial Officer of the Company.  Neither of Messrs. Axelrod and Benichou will receive any cash or other compensation from the Company for services rendered to the Company until following the Company’s consummation of a Business Combination.

The foregoing summaries of each of the Agreement (as amended by the First Amendment), the Dividend Waiver Letter, the Escrow Letter Agreement, the Letter Agreement, the Registration Rights Agreement and the Joinder do not purport to be complete and are qualified in their entirety by reference to the text or form of such documents, which are attached hereto as Exhibits B - H and are incorporated by reference herein.

Item 5.                   Interest in Securities of the Issuer

(a)  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 7,297,827 Shares, including 1,350,000 Public Shares and 5,947,827 Sponsor Shares, which represents approximately 85.8% of the Shares outstanding.  This amount excludes (i) 6,500,000 Shares underlying Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination and (ii) 675,000 Shares underlying Public Warrants that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.  All of

SCHEDULE 13D

Page 9 of 12 Pages

the Sponsor Shares and Private Placement Warrants are held directly by the Axar Fund.  Of the 1,350,000 Public Shares, 135,000 Shares are held directly by the Managed Account, and 1,215,000 Shares are held directly by the Axar Fund.

The foregoing beneficial ownership percentage is based on a total of 8,506,111 Shares outstanding, which is the sum of (i) 2,506,111 Public Shares outstanding on October 7, 2016, as reported in the current report on Form 8-K filed by the Company on October 13, 2016, and (ii) 6,000,000 Founder Shares.  The “Founder Shares” include the 5,947,827 Sponsor Shares and an additional 52,173 Shares held by independent directors of the Company.

 (b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 7,297,827 Shares reported in this Schedule 13D.

(c) The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein.  Other than as reported herein, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

(d) The Axar Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Schedule 13D.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

On October 6, 2016, the Axar Fund entered into a Stock Purchase Agreement with Fir Tree Capital Opportunity Master Fund, LP (“Fir Tree”), Continental Stock Transfer & Trust Co. and the Issuer, pursuant to which Fir Tree agreed to sell 1,350,000 Public Shares to the Axar Fund on October 6, 2016 at a purchase price of $10.00 per Share.  In connection with this private transaction, 135,000 Shares were allocated to the Managed Account; the remaining 1,215,000 Shares continue to be held by the Axar Fund.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A:          Joint Filing Agreement

Exhibit B:          Agreement, dated September 16, 2016, by and among the Company, AR Capital and the Axar Fund (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on September 19, 2016).

Exhibit C:          First Amendment to Agreement, dated September 27, 2016, by and among the Company, AR Capital, LLC and Axar Master Fund Ltd. (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on September 27, 2016).

Exhibit D:          Dividend Waiver Letter, dated October 7, 2016, by and among Dr. Robert J. Froehlich, David Gong, P. Sue Perrotty, the Axar Fund and the Company (incorporated by reference to Exhibit 10.6 to the current report on Form 8-K filed by the Company on October 13, 2016).

Exhibit E:          Escrow Letter Agreement, dated October 7, 2016, by and among AR Capital, the Company, the Axar Fund and Continental Stock Transfer & Trust Company (incorporated by

SCHEDULE 13D

Page 10 of 12 Pages

reference to Exhibit 10.8 to the current report on Form 8-K filed by the Company on October 13, 2016).

Exhibit F:          Letter Agreement, dated October 7, 2016, by and between the Axar Fund and the Company (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on October 13, 2016).

Exhibit G:          Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1/A filed by the Company on September 9, 2014).

Exhibit H:          Joinder to Registration Rights Agreement, dated October 7, 2016, by the Axar Fund (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K filed by the Company on October 13, 2016)

SCHEDULE 13D

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member Axar GP, LLC

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

ANDREW AXELROD

By:	/s/ Andrew Axelrod

October 17, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Axar Acquisition Corp., dated as of October 17, 2016, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member Axar GP, LLC

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

ANDREW AXELROD

By:	/s/ Andrew Axelrod

October 17, 2016